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Exhibit 20(a)

Heather Staples	Michele Mehl
Ask Jeeves Corporate Communications	Ask Jeeves Public Relations
Phone: (510) 985-7610	Phone: (510) 985-7657
heather@askjeeves.com	mmehl@askjeeves.com

For Immediate Release

Ask Jeeves Adopts Stockholder Rights Plan

    Emeryville, Calif., April 27, 2001—Ask Jeeves, Inc. (NASD:ASKJ) announced today that on April 26, 2001 its board of directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on May 7, 2001. The Rights Plan is designed to assure stockholders fair value in the event of unsolicited takeover tactics, including the accumulation of shares in the open market or through private transactions and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The plan was not adopted in response to any attempts to acquire the company, and the company is not aware of any such efforts. The Rights will expire on May 7, 2011.

    Each Right will entitle stockholders to buy one unit of a share of preferred stock for $20.00. The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would benefically own 15 percent or more of the Company's common stock.

    If any person becomes the beneficial owner of 15 percent or more of the Company's common stock, other than pursuant to a tender or exchange offer for all the outstanding shares of the Company approved by the Company's board of directors, then each Right not owned by a 15 percent-or-more stockholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock (or, in certain circumstances as determined by the board, cash, other property, or other securities) having a value of twice the Right's then current exercise price. In addition, after any person has become a 15 percent-or-more stockholder, if the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50 percent or more of its assets or earning power to another person, each Right will entitle each holder, other than any person who has become a 15 percent-or-more stockholder, to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

    The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until 10 days (subject to extension) after a public announcement that a 15 percent position in the Company's common stock has been acquired.

    The Rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the board prior to attempting to takeover.

    Details of the Stockholder Rights Plan will be outlined in filing with the Securities and Exchange Commission and in a letter than will be mailed to stockholders as of the record date.

About Ask Jeeves, Inc.

    Ask Jeeves is a leading provider of intuitive, intelligent question answering technologies and services. Ask Jeeves' solutions enable companies to convert online shoppers to buyers, reduce support costs, understand customer preferences and improve customer retention. Ask Jeeves also syndicates its solutions to portals, infomediaries, and content and destination sites to help companies increase e-commerce and advertising revenue. For more information, visit http://www.ask.com or call 510-985-7400.

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Ask Jeeves Adopts Stockholder Rights Plan